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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 3
to
Schedule TO/A
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Dover Downs Gaming & Entertainment, Inc.
(Name of Issuer and Person Filing Statement)

Common Stock, par value $0.10 per share
Class A Common Stock, par value $0.10 per share
(Title of Class of Securities)

001 750 26009510 (Common Stock)
001 750 260095DM (Class A Common Stock)
(Cusip Number of Class of Securities)

Klaus M. Belohoubek
Senior Vice President-General Counsel and Secretary
Dover Downs Gaming & Entertainment, Inc.
3505 Silverside Rd., Plaza Centre Bldg., Suite 203
Wilmington, DE 19810
Telephone: (302) 475-6756
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copy to:
 Timothy R. Horne
Senior Vice President—Finance, Treasurer
and Chief Financial Officer
Dover Downs Gaming & Entertainment, Inc.
1131 N. DuPont Highway
Dover, DE 19901
(302) 857-3292

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee

$34,646,373	$3,707.16

*
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that 2,389,405 outstanding shares of Common Stock and Class A Common Stock, are being purchased at the tender offer price of $14.50 per share.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$3,707.16
Form or Registration No.:	Schedule TO
Filing Party:	Dover Downs Gaming & Entertainment, Inc.
Date Filed:	December 19, 2005
☐
Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

AMENDMENT NO. 3 TO SCHEDULE TO

        This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on December 19, 2005 (as amended by Amendment No. 1 filed on December 30, 2005 and Amendment No 2 filed on January 20, 2006, the "Schedule TO") by Dover Downs Gaming & Entertainment, Inc., a Delaware corporation (the "Company"), relating to the offer by the Company to purchase up to 1,063,937 shares of the Company's Common Stock par value $0.10 per share (the "Common Stock"), and 1,325,468 shares of the Company's Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), including the associated preferred stock purchase rights (together, the "Shares"), or such lesser number of Shares as is properly tendered and not properly withdrawn, at a price per share of $14.50, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated December 19, 2005 and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). This Amendment No. 3 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

        The information in the Offer is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. ADDITIONAL INFORMATION

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information:

        On January 26, 2006, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M. New York City time, on January 19, 2006. A copy of this press release is filed as Exhibit (a)(5)(iv) to the Schedule TO and is incorporated herein by reference.

Item 12. EXHIBITS

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(iv)  Press Release issued by the Company on January 26, 2006 (announcing final results of tender offer).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOVER DOWNS GAMING & ENTERTAINMENT, INC.
By:	/s/ DENIS MCGLYNN Denis McGlynn President and Chief Executive Officer

Dated: January 26, 2006

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AMENDMENT NO. 3 TO SCHEDULE TO
SIGNATURE